UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP

(Translation of registrant’s name into English)

97 Poseidonos Avenue & 2 Foivis Street,

Glyfada 16674, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of a press release of Dynagas LNG Partners LP (the “Partnership”) dated April 17, 2014 announcing the Partnership’s entry into a new 13-year time-charter contract for one of its vessels, the Clean Force, and the amendment of the expiration date of the existing time-charter contract for such vessel.

Attached hereto as Exhibit 99.2 is the charter dated April 17, 2014 by and between Seacrown Maritime Ltd., a wholly owned subsidiary of the Partnership that owns the Clean Force, and Gazprom Marketing and Trading Singapore Pte Ltd. Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been submitted separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP (registrant)

Dated: April 18, 2014	By:	/s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer